[Third Point Letterhead]


February 2, 2007


By FEDEX and FAX

The Board of Directors
Flow International Corporation
23500 64th Avenue South
Kent, WA  98032

Dear Sirs:

As you know, entities advised by Third Point LLC ("Third Point") are collectively the largest shareholder of Flow International Corporation ("Flow" or "the Company"), holding 13.6% of its common shares, plus warrants.

We began accumulating our position two years ago, based on our view of the fundamental strength of the Company's target market and technology, and our personal confidence in the leadership of Stephen Light as Chief Executive Officer, based on his record of success in his previous career with much larger companies, as well as his keen analytical ability and communication skills. We increased our position over the last two years primarily because he continued to meet or exceed our high expectations. At the same time, we have been concerned that the relatively small scale of the Company's operations and its public status resulted in a disproportionate amount of general and operating expenses, concerns which have been underscored by the recent financial restatements.

Given our views, we were of course disappointed to see the announcement of Mr. Light's plans to retire. In light of this development, we believe that the time has come for the Company to be sold, rather than seek to continue operating independently under new leadership. Based on recent conversations with industry participants and a financial advisor, we believe a sale could be accomplished at a significant premium to the current market price. Accordingly, we urge the Board to halt the search for a new Chief Executive Officer and immediately retain an investment bank to offer the Company for sale.

Sincerely,


/s/ Daniel S. Loeb
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